EXHIBIT 16.2


For Immediate Release
Press Contacts:             Charles T. Jensen                David A. Kaminer
                            NeoMedia Technologies, Inc.      The Kaminer Group
                            +(239) 337-3434                  +(914) 684-1934
                            cjensen@neom.com                 dkaminer@kamgrp.com


                   NEOMEDIA TECHNOLOGIES ADDS TO IP PORTFOLIO
            BY ACQUIRING SEARCH-ORIENTED PATENTS FOR MOBILE MARKETING

FT. MYERS, Fla., April 12, 2005 - NeoMedia Technologies, Inc. (OTC BB: NEOM), an innovator in mobile marketing services and patented technologies providing automatic links to Internet-based information, today announced the acquisition of four search-oriented patents issued in the U.S. and pending in Europe and Japan from LoyaltyPoint Inc. (OTC BB: LYLP) of Atlanta.

       Chas W. Fritz, NeoMedia's founder and chairman, said the patents "extend NeoMedia's reach above and beyond the direct retrieval of information from a code or word to activating online mobile marketing-oriented searches, primarily from mobile devices such as cell phones or PDA's."

       The patents were acquired for $1.5 million cash, as well as royalties for 10 years.

       LoyaltyPoint's co-founder and CEO Paul Robinson said the sale was "a strategic decision to maximize the value of the patents while allowing us to focus on our core business of nontraditional fundraising for schools and nonprofits."

TOOL FOR SEARCH ENGINES

       The newly-acquired patents, including those awaiting issue in Europe and Japan, "continue to round-out NeoMedia's PaperClick(R) technology platform," Mr. Fritz said. "These new patents provide additional tools and ease-of-use that popular search engines, such as Google(R), Yahoo(R), Ask Jeeves(R) and others, can use to implement and popularize long-desired mobile marketing applications, such as comparison shopping triggered from mobile devices," he said.

       - The first patent (U.S. 6,430,554 B1) covers technology that uses uniquely-coded objects, such as consumer goods to automatically generate an online search for information related to those objects or goods from a computer, PDA, mobile phone or other device;

       - The second patent (U.S. 6,651,053 B1) is an extension of the first, covering additional mechanisms for performing such searches using mobile devices;

       - The third patent (U.S. 6,675,165 B1) covers uses of location-based technology to deliver content that is based both on a particular advertisement and the geographic location in which the advertisement is located, and

       - The fourth patent (U.S. 6,766,363 B1) covers techniques for providing information to end users based on objects, goods or other items depicted in external media, such as video, audio, film or printed matter.

'BUILDING AND PROTECTING GLOBAL PATENT POSITION'

       "Along with patents issued in the U.S. and Mexico earlier this year, NeoMedia now has 17 issued patents and many more pending," Mr. Fritz said.

       "Acquisition of these intellectual properties from LoyaltyPoint continues to strengthen NeoMedia's foothold in the mobile marketing industry, building and protecting our global patent position and putting us into the search tool market. As the mobile marketing concept and industry grows, we believe the need for and use of NeoMedia's patented PaperClick(R) technology platform is a desired and required component," he said. "Gaining the recognition and protection of patent offices worldwide is very important for the welfare of our company and its shareholders."

       At present, NeoMedia has patent infringement law suits (covering previous company patents) pending against AirClic Inc., Scanbuy(TM) Inc., and Virgin(R) Entertainment Group, Inc., Virgin Megastore Online and Virgin Megastore, and has won a default judgement in its suit against LScan Technologies Inc.

PAPERCLICK WIRELESS TECHNOLOGY

       The patented PaperClick mobile marketing applications provide one-click links from popular mobile/cell phones to mobile Internet content:

       - PaperClick Mobile Go-Window, which links consumers to the mobile web via brand names and tag lines (registered in the PaperClick WordRegistry(TM) entered in a horizontal text-entry bar on the screen of a wireless device, and

       - PaperClick for Camera Phones(TM) which provides mobile Internet connection by the handset camera clicking on a barcode - either already-in-the-market one-dimensional UPC, EAN, JAN and ISBN codes, or two-dimensional codes created and placed on packaging, literature, ads, posters, etc.

ABOUT NEOMEDIA TECHNOLOGIES, INC.

NeoMedia  Technologies,  Inc.  (www.neom.com)  is a developer and  international marketer of software and patented technologies, including PaperClick (www.PaperClick.com) for Camera Phones and the PaperClick Mobile Go-Window, which link products, print and physical objects directly to targeted online data. NeoMedia also offers expertise in homeland security and e-authentication applications, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

ABOUT LOYALTYPOINT INC.

LoyaltyPoint, Inc., is a loyalty marketing company for merchants, generating millions of dollars in contributions to schools and nonprofits. Supporters purchase "everyday shopping" items in stores, catalogs, and online, with a percentage of each purchase contributed back to the designated school or nonprofit at no additional cost to the supporter. Over 300 merchants participate in LoyaltyPoint's programs, which has resulted in more than $200 million of contributions to schools and nonprofits nationwide.

This press release  contains  forward-looking  statements  within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark, and PaperClick For Camera Phones, PaperClick Mobile Go-Window and PaperClick WordRegistry are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.